EXHIBIT 8.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation	Shareholding at End of Year
Digital Labs Inc.	Alberta, Canada	100%
Pearson Finance Group Ltd.	Alberta, Canada	100%
Midland Holland Ltd.	Alberta, Canada	100%